Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai 201204

VIA EDGAR

May 9, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Aisha Adegbuyi
Todd Schiffman

Re:	Zhibao Technology Inc. Registration Statement on Form F-1 Filed March 26, 2025 File No. 333-286140

 Dear Aisha Adegbuyi and Todd Schiffman:

Zhibao Technology Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 11, 2025, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on March 26, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar Amendment No. 1 to the Registration Statement (the “Amendment No.1”) with this response letter.

Registration Statement on Form F-1

Prospectus Summary

Recent Developments

L1 Private Placement - First Tranche, page 12

1.	In the first paragraph, you indicate that the referenced "Equity Conditions" are defined in the Securities Purchase Agreement. However, that agreement refers to the Note for a definition. Please provide the definition in this prospectus and provide a cross-reference.

Response: In response to the Staff’s comment, we have revised our disclosures on the page 12 of the Amendment No. 1 to provide the in-text definition of “Equity Conditions” and a cross-reference to the Note.

L1 Private Placement - Second Tranche

February 2025 Letter Agreement, page 13

2.	We note your disclosure regarding "the third closing of Second Tranche to occur on the trading day following the closing price of the Company’s Class A ordinary shares . . ." Please clarify whether the purchase price will be contingent on the market price at the time of effectiveness of the registration statement. Refer to Compliance & Disclosure Interpretations 139.06, Securities Act Sections for further guidance.

Response: In response to the Staff’s comment, we have revised our disclosures on the cover page, page ii, page 22, page 65 and page 71 of the Amendment No. 1 to remove the registration of the securities to be issued under the third closing of the Second Tranche Financing.

Risk Factors

On February 17, 2023, the CSRC released the New Overseas Listing Rules for China-based companies, page 38

3.	We note your disclosure on page 39 that "[i]t is uncertain whether such [a] filing can be completed or how long it will take to complete such [a] filing." Please clarify if your CSRC filing report submissions are complete or advise.

Response: In response to the Staff’s comment, we have revised our disclosures on the cover page, page 8, page 27 and page 39 of the Amendment No. 1 to clarify the requirements with the CSRC in connection with the Second Tranche Financing.

The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price, page 58

4.	We note that you are registering for resale Class A shares issuable upon the conversion of the promissory notes and warrants. It appears that the selling shareholders may significantly increase the total number of shares available in the market. Please revise your disclosure to more clearly and prominently describe the potentially significant dilutive impact these issuances may have on the value of your outstanding Class A shares from not only the existing shares outstanding, but also the shares that may be available after the effectiveness of this registration statement. Your revised disclosures should quantify the potential dilution to the extent practicable and discuss the related risks to current and prospective investors.

Response: In response to the Staff’s comment, we have revised our disclosures on page 58 of the Amendment No. 1.

Nasdaq may delist our securities from trading on its exchange, page 63

5.	This risk factor discusses some instances which might lead to Nasdaq taking action to delist your shares. We note your current trading price of $1.04, and that the potential dilution to common shareholders caused by the offer of common shares registered in this registration statement could further depress your share price. In light of these factors, please revise your risk factor disclosure to more prominently and specifically describe the risk that your securities may be subject to delisting if they drop below $1.00 trading price for more than 30 consecutive days pursuant to Nasdaq rules. Your revised disclosure should include a discussion of the applicable listing requirements, your current status relative to these requirements, and the potential consequences to investors if your securities were delisted.

Response: In response to the Staff’s comment, we have revised our disclosures on page 18 and page 57 of the Amendment No. 1.

Private Placement

L1 Private Placement - First Tranche

First Closing of First Tranche, page 66

6.	Please simplify your disclosure to clarify the private placements and specify what shares you are registering for resale.

Response: In response to the Staff’s comment, we have revised our disclosures from page 66 through page 70 of the Amendment No. 1.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, Esq., at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Botao Ma
Botao Ma Chief Executive Officer

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP

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